

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 9, 2009

Mr. Ronald S. Stowell
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

> **RE:** **LSI Industries, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
> **File No. 0-13375**

Dear Mr. Stowell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director